

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002513

January 21, 2005

Gary P. Encinas
Chief Counsel, Corporate
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-2005

Re: PG&E Corporation
Incoming letter dated December 22, 2004

Dear Mr. Encinas:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to PG&E by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received letters on the proponent's behalf dated December 27, 2004 and December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1004980





Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 2 2004
WASH, D.C.
213

Re: Shareholder Proposal of the Chevedden Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation, a California corporation, excludes the shareholder proposal and accompanying supporting statement ("Proposal") described below from the proxy statement, form of proxy and other proxy materials for its 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by Ray T. Chevedden, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the Trust). Mr. John Chevedden has been designated to act on behalf of the Trust with respect to the Proposal.

We have enclosed six copies of this letter and the Proposal and attached all other related correspondence. A copy of this letter is also being sent to John Chevedden and the Trust (c/o Ray T. Chevedden), as notice of the Corporation's intent to omit the Proposal from the Corporation's 2005 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2005 Proxy Materials.

THE PROPOSAL

On October 27, 2004, PG&E Corporation received a letter from Ray T. Chevedden, containing the following proposal for consideration at PG&E Corporation's 2005 Annual Meeting of Shareholders.



Securities and Exchange Commission
December 22, 2004
Page 2


RECEIVED
DEC 2 2 2004
213

Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

BACKGROUND

On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy). The Corporation believes the Policy provides the Board of Directors with the flexibility to adopt or extend a shareholder rights plan in a manner and in a timeframe consistent with the Board's duty to act in the best interests of the Corporation and its shareholders and still subjects any such shareholder rights plan to shareholder vote within a reasonable time period.

Among other things, the Policy responds to the fact that shareholders at the 2004 annual meeting approved a proposal relating to shareholder rights plans. More details regarding the history of shareholder rights plans and shareholder proposals follow:

- In December 2000, the Corporation's Board of Directors adopted a Shareholder Rights Plan (Plan). The Plan was adopted at the height of the California energy crisis when the Corporation and its subsidiary, Pacific Gas and Electric Company, were facing an uncertain future.

- At the Corporation's 2003 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors redeem the Plan and not adopt or extend any shareholder rights plan unless such adoption or extension was submitted to a shareholder vote. This proposal was represented by John Chevedden.

- On February 18, 2004, PG&E Corporation's Board of Directors voted to terminate the Corporation's Shareholder Rights Plan upon Pacific Gas and Electric Company's impending exit from Chapter 11.

- On April 12, 2004, Pacific Gas and Electric Company emerged from bankruptcy, and all rights issued under the Plan expired on that date.

- At the Corporation's 2004 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot and that any material change or discontinuing of the proposal be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. This proposal also was represented by John Chevedden.

REASON FOR OMISSION

1. The Corporation has substantially implemented the Proposal, and may exclude the Proposal pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the issuer has already substantially implemented the proposal. The Corporation believes that the Board's adoption of the Policy substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

The Proposal requests a shareholder vote on any future shareholder rights plan. In this respect, the Policy and the Proposal are the same. However, there are two primary differences between the Policy and the Proposal: (1) the Policy also requires a shareholder vote regarding extension of any shareholder rights plan, and thus is more comprehensive in scope than the Proposal and (2) the Policy and the Proposal differ in the amount of time during which the shareholder vote would occur (the Policy states 12 months from Board action and the Proposal states 4 months).

Pursuant to Rule 142-8(i)(10) and its predecessor, since 1983 the Staff has permitted the exclusion of proposals that had been "substantially implemented" even if not in exactly the same manner as proposed. During the 2004 proxy season, the SEC Staff issued five No-Action Letters concurring that the requesting company had grounds under Rule 14a-8(i)(10) to omit proposals were the differences between the shareholder proposal and the company practice were similar to the differences between the Policy and the Proposal. *See* Borders Group, Inc., SEC No-Action Letter, March 1, 2004; Bristol-Myers Squibb Company, SEC NO-Action Letter, February 11, 2004; General Motors Corporation, SEC No-Action Letter, March 3, 2004; Exxon Mobile Corporation, SEC No-Action Letter, February 23, 2004; and Safeway, Inc., SEC No-Action Letter, April 1, 2004.

Specifically, each of the five proposals recommended that shareholders vote on the adoption, maintenance, or extension of any poison pill as a separate item at the next shareholder meeting/ballot.[1] The boards of directors of each of the five companies had adopted a policy or board resolution requiring, in part, that if the board adopted a rights

---

1 The proposals also requested that, once the company implemented the proposal (e.g., as a policy or resolution), shareholder vote would be required to dilute or remove the implementing policy/resolution.

plan without prior shareholder approval, the rights plan would be submitted to shareholder vote within one year. In Mr. Chevedden's correspondence arguing that his proposal was not "substantially implemented" by the company policies/resolutions, he objected to the one-year for obtaining shareholder vote, among things. However, in each case, the SEC Staff issued a No-Action Letter concurring with the company's omission of the proposal, stating that the company "has adopted [a policy/resolutions] that requires [a] shareholder approval in adopting any [rights plan/poison pills]."

The Policy requires that shareholders vote on the adoption or redemption of any shareholder rights plans, and therefore addresses the primary purpose of the Proposal. Consistent with prior SEC No-Action Letters, any timing differences between the Policy and the Proposal are not substantial, and the Policy "substantially implements" the Proposal for purposes of Rule 14a-8(i)(10).

Based on the foregoing, it is my opinion that the Proposal is excludable from the Corporation's 2005 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, PG&E Corporation believes that the Corporation may properly omit the Proposal from its 2005 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2005 Proxy Materials to its shareholders on or about **March 16, 2005**, and plans to submit a draft of the 2005 Proxy Materials to its printer by **March 3, 2005**. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. We will promptly forward a copy of the SEC response to Ray Chevedden and to his representative, John Chevedden.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.


PG&E Corporation

Thank you for your attention to this matter.

Very truly yours,

Gary P. Encinas

Enclosures

cc: John Chevedden
Ray T. Chevedden
Linda Y.H. Cheng

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden (signature) 10-17-04

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden family Trust 050490
Shareholder

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote. A 12-month delay could guarantee that a poison pill stays effective through an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company. I believe that even if a special election would be needed the cost would be relatively trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – or to exchange for shares in a more valuable company – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

6 Copies December 27, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Rejectable No Action Request

Lades and Gentlemen:

The company had delivered separately to Ray T. Chevedden and to me no action request copies on a poison pill proposal without any shareholder proposal included whatsoever. This omission would lead all concerned to believe that the company forwarded identical papers to the Office of Chief Counsel.

Since shareholder proposals cannot be evaluated without a copy of the proposal itself, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable as not constituting a proper no action request.

Sincerely,

John Chevedden

cc:
Gary Encinas
FX: 415-267-7268
Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill Vote within 4-Months
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

The next paragraph of the proposal states:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote. A 12-month delay could guarantee that a poison pill stays effective through an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company. I believe that even if a special election would be needed, the cost would be relatively trivial in comparison to the potential loss of a valuable offer."

The company apparently accepts without objection the accuracy of the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so.

I believe that it may be fatally inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

There is a substantial difference between the text of this proposal to PG&E Corporation for the 2005 annual meeting and the company-cited old proposal to Borders Group, Inc. (March 1, 2004). The proposal to Borders was similar to the old proposal to the Hewlett-Packard Company (December 24, 2003) and a number of other companies for 2004 annual meetings:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a

shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

Since there was no copy of the company "Policy" with the shareholder copy of the no action request it is reasonable to believe that the company did not forward any such copy to the Staff. Therefore the company has not even provided minimal evidence to support its position. Since the company did not include its "Policy" it has not provided evidence to check whether a purported shareholder vote would be trumped by withdrawing the pill before the vote would be held.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Gary Encinas

6 Copies December 27, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Rejectable No Action Request

Lades and Gentlemen:

The company had delivered separately to Ray T. Chevedden and to me no action request copies on a poison pill proposal without any shareholder proposal included whatsoever. This omission would lead all concerned to believe that the company forwarded identical papers to the Office of Chief Counsel.

Since shareholder proposals cannot be evaluated without a copy of the proposal itself, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable as not constituting a proper no action request.

Sincerely,

John Chevedden

cc:
Gary Encinas
FX: 415-267-7268
Ray T. Chevedden

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote. A 12-month delay could guarantee that a poison pill stays effective through an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company. I believe that even if a special election would be needed the cost would be relatively trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – or to exchange for shares in a more valuable company – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board, and formalize this policy as a corporate governance policy or bylaw.

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor